Via Facsimile and U.S. Mail
Mail Stop 4720

February 26, 2010

Mr. Robert Eisman
Corporate Controller and Principal Accounting Officer
Ambac Financial Group, Inc.
One State Street Plaza
New York, New York 10004

Re: **Ambac Financial Group, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Form 10-Q for the Fiscal Quarter ended June 30, 2009
     File Number: 001-10777

Dear Mr. Eisman:

     We have reviewed your February 8, 2010 response to our January 8, 2010 and
January 28, 2010 letters and have the following comments. In our comments, we ask you
to provide us with information to better understand your disclosure. Where a comment
requests you to revise disclosure, the information you provide should show us what the
revised disclosure will look like and identify the annual or quarterly filing, as applicable,
in which you intend to first include it. If you do not believe that revised disclosure is
necessary, explain the reason in your response. After reviewing the information
provided, we may raise additional comments and/or request that you amend your filings.

Form 10-Q for the Fiscal Quarter ended June 30, 2009

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations</u>

<u>Critical Accounting Policies and Estimates</u>
<u>Borrower Default Burnout, page 65</u>

Please note that all comments relate to prior comment two.

1.   Please address the following:
      - Confirm and, if true, disclose that your subrogation recovery does not include
        damages.
      - Disclose the amount of the recovery that is recorded as an asset and the
        amount that is netted against the claim liability on your balance sheet.

- In previous correspondence you stated that these recoveries are not recorded for contracts written in credit default swap form. Please tell us why that is the case.

2. Please revise your proposed disclosure to address the following points related to the second paragraph describing the amount of the sponsor's repurchase obligation.
   - Clarify your disclosure to explain what you mean by a "charge-off" of a loan. For example, is a loan considered "charged-off" when Ambac makes payments on its guarantee? Similarly, clarify what you mean by "loan liquidations or charge-offs" in your discussion of the random sample approach.
   - Reconcile the sponsor's "gross buyback obligation" in your discussion of the random sample approach, which indicates the obligation is the sum of current unpaid loan pool balance and realized losses, with the description of the sponsor's "repurchase obligation" in the second paragraph, which you describe as either the realized loss or unpaid principal/interest, but not the sum of both.
   - Reconcile your reference to the "unpaid loan pool balance" in the random sample approach discussion with the references to principal, interest and fees in the "repurchase obligation" discussion. Consider whether you can eliminate one of the terms (i.e. gross buyback obligation or repurchase obligation and instead use a single term).

3. Please revise your proposed disclosure to address the following points related to the adverse sample approach.
   - Describe the components of the estimated subrogation recovery. For example, you use the term "gross buyback obligation," but it is unclear what that term means in the context of the adverse sample approach. In your response to the third bullet, you state it includes unpaid principal, suggesting it excludes interest, fees and unrealized loss.
   - We do not understand the rationale in your response to the third bullet for limiting the subrogation recovery for the adverse sample to only unpaid principal when footnote (2) of the table in your proposed disclosure indicates that for 3 transactions the sponsor's repurchase obligation was unpaid principal and accrued interest.
   - Clarify the method used to determine the estimated subrogation recovery. For example, if you used 100% of the unpaid principal balance multiplied by a probability factor, please state this and, if true, clarify why no other cash flow scenario was used.
   - Your proposed disclosure about the absence of a realization factor is confusing. For example, it's unclear why the reasons cited are relevant to your decision not to use a realization factor. Similarly, it's unclear what you mean when you state that adverse loans would be "replaceable from the unsampled loan population." If you continue to believe this disclosure is useful, please revise to clarify these points.

4.   Please revise your disclosure to help readers of your financial statements understand when recoveries are initially recognized, the adjustments to previously recorded recoveries and the cash received on the recoveries. A rollforward of the recovery similar to the loss reserve rollforward presented on page 19 of your September 30, 2009 10Q may be useful in conveying this information.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant